

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2009

Mail Stop 3010

By U.S. Mail and facsimile to (512) 732-2450

Mr. Jonathan A Graf, Executive Vice President and Chief Financial Officer
American Campus Communities, Inc.
805 Las Cimas Parkway, Suite 400
Austin, TX   78746

RE: American Campus Communities, Inc.
File No. 001-32265
Form 10-K for the year ended December 31, 2008

Dear Mr. Graf:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief